SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                FORM 12b-25

                                        Commission File Number: 0001-000052

                        NOTIFICATION OF LATE FILING

       |X| Form 10-K   |_| Form 11-K    |_| Form 20-F   |_| Form 10-Q
       |_| Form N-SAR

       For Period Ended: December 31, 1998


|_| Transition Report on Form 10-K  |_| Transition Report on Form 10-Q

|_| Transition Report on Form 20-F  |_| Transition Report on Form N-SAR

|_| Transition Report on Form 11-K

      For Transition Period Ended: Not applicable.


      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable.


                                   PART I
                           REGISTRANT INFORMATION

Full name of registrant: Sunbeam Corporation


Former name, if applicable: Not Applicable


Address of principal executive office: 2381 Executive Center Drive


City, state and zip code: Boca Raton, Florida  33431


                                  PART II
                          RULE 12b-25 (b) AND (c)


      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

       (a) The reason described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|    (b)   The subject annual report, semi-annual report, transition
             report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached, if applicable.



                                  PART III
                                 NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

      As previously detailed in Sunbeam Corporation's (the "Company") filings with the Commission, the Company experienced substantial changes in its management and changed its outside auditors during the 1998 fiscal year. In addition, during the 1998 fiscal year, the Company restated its financial statements for the 1997 fiscal year and for the fourth quarter of 1996 and the first quarter of 1998. Both the Company's management and its auditors allocated substantial resources to these efforts.

      As a result of the significant time and effort expended by the Company's management and its outside auditors in connection with the preparation of the filings referred to above and because the Company is still in the process of completing the analysis of its results of operations for fiscal year 1998, the Company will not be in a position to file timely its 1998 Form 10-K. Nevertheless, the Company does intend to file its Form 10-K no later than the fifteenth calendar day following the prescribed due date, as contemplated by Rule 12b-25(b)(2) promulgated under the Securities Exchange Act of 1934, as amended.

                                  PART IV
                             OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

Janet G. Kelley                   (561)                   912-4438
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   (Name)                       (Area Code)            (Telephone Number)


      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report(s).

                                                   |_|  Yes   |X|  No

      The Company failed to timely file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1998 and its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1998.

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                   |X|  Yes   |_|  No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Company is still in the process of completing the analysis of its results of operations for fiscal year 1998. Based on the Company's results of operations for each quarter of 1998, however, it appears that the earnings statements contained in the Company's 1998 Form 10-K may reflect significant changes in the Company's results of operations from the corresponding period in the prior fiscal year. The Company is working with Deloitte & Touche LLP to review the Company's financial records and quantify the amount of any change from the prior fiscal year. Until this review is completed, however, no estimate can be made of the extent to which the Company's results of operations will deviate from those reported during the corresponding period in the prior fiscal year.


                            Sunbeam Corporation
                (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 1999               By:  /s/  Bobby Jenkins
      ------------------------    -----------------------------------
                                        Bobby Jenkins
                                        Executive Vice President and
                                        Chief Financial Officer